September 28, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: Homelife, Inc.
Form 10-KSB for the year ended May 31, 2005
File no. 000-30424

Dear Ms. May:

        We have reviewed your letter filed on September 8, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended May 31, 2005

Consolidated Balance Sheets, page 2

1. We note your response to our prior comment number one and reissue our original comment. On page 12, Note 6, Goodwill, you state that the goodwill balance represents goodwill associated with the real estate franchise segment. On page 19, Note 13, Segment Information (b), Net income (loss) by industry, your disclosure for real estate franchise shows a net loss of $158,750 and $147,729 for

the years ended May 31, 2005 and May 31, 2004, respectively. Considering that your real estate franchise segment has incurred losses, the company has incurred significant working capital deficiencies and negative cash flows tell us how you have determined that goodwill relating to the real estate franchise has not been impaired. Again, we ask that you explain how you determined the fair value of the reporting unit. Also, tell us whether you evaluate goodwill for potential impairment based your operating segment or a component of an operating segment, as defined in paragraph 30 of FAS 142. In your response, please be as specific as possible and include detailed support in your response.

Note 3., Summary of Significant Accounting Policies, Revenue Recognition, page 9

2. We note your response to our prior comment number two and request that you reconcile why your Revenue Recognition policy in your Form 10K for the year ended May 31, 2005 states that you recognize income from the sale of franchises over a five year period. We also note in your response that you record the sale of franchises when received. Tell us why you do not record this fee based on the attributes in paragraph 5 of FAS 45. In your response, tell us if recording the sale of franchise fee based on the attributes in paragraph 5 of FAS 45 would have resulted in a material variance for each period, and include a detailed analysis.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief